UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FIVE PRIME THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Aron M. Knickerbocker

President and Chief Executive Officer

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, California 94080

(415) 365 5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Laura A. Berezin Jaime L. Chase Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 Telephone: (650) 843-5000	Francis W. Sarena Chief Strategy Officer and Secretary Five Prime Therapeutics, Inc. 111 Oyster Point Boulevard South San Francisco, California 94080 (415) 365-5600

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$11,734,829	$1,422.26

[1]

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 510,932 shares of the issuer’s common stock, having an aggregate value of $11,734,829 as of June 24, 2019, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

[2]

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01212% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Options dated July 1, 2019 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Five Prime Therapeutics, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 111 Oyster Point Boulevard, South San Francisco, California 94080, and the telephone number of its principal executive offices is (415) 365-5600.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $0.001 per share (the “Common Stock”), for new options to purchase shares of the Company’s Common Stock. The Company’s named executive officers, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 29, 2019, and members of the Company’s board of directors will not be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2013 Omnibus Incentive Plan or 2010 Equity Incentive Plan on or prior to June 6, 2018 and has an exercise price equal to or greater than $18.00 per share. As of June 24, 2019, Eligible Options to purchase 510,932 shares of Common Stock were outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new options (each, a “New Option”) following the Expiration Time (as defined in the Exchange Offer) for a reduced number of shares of Common Stock and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.

The address of each executive officer and director of the Company is:

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, California 94080

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Aron M. Knickerbocker	President, Chief Executive Officer and Director
David V. Smith	Executive Vice President and Chief Financial Officer
Francis Sarena	Chief Strategy Officer and Secretary
Helen Collins, M.D.	Senior Vice President and Chief Medical Officer

Directors
William R. Ringo	Chairman of the Board
Franklin M. Berger, CFA	Director
Kapil Dhingra, M.B.B.S.	Director
Peder K. Jensen, M.D.	Director
Lori Lyons-Williams	Director
Garry Nicholson	Director
Carol Schafer	Director
Lewis T. Williams, M.D., Ph.D.	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Five Prime; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(7) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning Five Prime; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated July 1, 2019

(a)(1)(B)	Form of Announcement Email to Eligible Holders

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Email Confirming Receipt of Election Form

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer

(a)(1)(H)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)	Form of Expiration Notice Email

(a)(1)(K)	Stock Option Exchange Program Presentation

(b)	Not applicable

(d)(1)	2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-190194), filed with the SEC on July 26, 2013).

(d)(2)	Form of Option Agreement under 2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-190194), filed with the SEC on July 26, 2013).

(d)(3)	2013 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-8 (File No. 333-191700), filed with the SEC on October 11, 2013).

(d)(4)	Amendment No. 1 to the 2013 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (File No. 001-36070), filed with the SEC on November 6, 2017).

(d)(5)	Form of Incentive Stock Option Agreement under 2013 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-190194), filed with the SEC on July 26, 2013).

(d)(6)	Form of Non-Qualified Option Agreement under 2013 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-190194), filed with the SEC on July 26, 2013).

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE PRIME THERAPEUTICS, INC.

By:	/s/ Aron M. Knickerbocker
Aron M. Knickerbocker
President and Chief Executive Officer

Dated: July 1, 2019